FOR IMMEDIATE RELEASE

                                                                      20-Mar-03
                                                          ADVANTEST CORPORATION
                                           (Toshio Maruyama, President and COO)
                                   (Stock Code Number: 6857, TSE first section)
                                                     (Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
(Manager, Accounting Department)
Phone: +81-(0)3-3342-7500

       Revision of Earnings Forecast for the Fiscal Year Ending March 2003

In light of recent developments in the market and other factors, Advantest Corporation hereby revises the earnings forecast previously released in its Interim Financial Digest dated October 30, 2002.

(Consolidated Earnings) [US GAAP]

1. FY 2002 (April 1, 2002 to March 31, 2003)
                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                          Income before
                           Net Sales      income taxes          Net Income
-------------------------------------------------------------------------------
 Previous forecast (A)      100,000             -10,500             -6,300
 (as of October 30, 2002)
-------------------------------------------------------------------------------
 Revised forecast (B)        97,000             -18,500            -12,000
-------------------------------------------------------------------------------
 Difference (B-A)            -3,000              -8,000             -5,700
-------------------------------------------------------------------------------
 Percentage change            -3.0%                   -                  -
-------------------------------------------------------------------------------
 FY 2001 results             95,244             -38,480           - 23,906
-------------------------------------------------------------------------------

(Unconsolidated Earnings) [Japanese GAAP]

1. FY 2002 (April 1, 2002 to March 31, 2003)
                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                          Income before
                           Net Sales      income taxes          Net Income
-------------------------------------------------------------------------------
 Previous forecast (A)       85,000              -9,500             -5,500
 (as of October 30, 2002)
-------------------------------------------------------------------------------
 Revised forecast (B)        76,000             -18,700            -10,000
-------------------------------------------------------------------------------
 Difference (B-A)            -9,000              -9,200             -4,500
-------------------------------------------------------------------------------
 Percentage change           -10.6%                   -                  -
-------------------------------------------------------------------------------
 FY 2001 results             72,928             -35,310           - 19,265
-------------------------------------------------------------------------------


Reasons for the Above Revisions

Subsequent to the release of the Company's interim results on October 30, 2002, the global economy has experienced increasing uncertainty relating to potential worldwide global deflation caused by slowing growth in the U.S. and Europe and the depression in Japan, as well as the developments concerning Iraq. In the semiconductor-related industries, neither the semiconductor market nor the tester market recovered significantly as semiconductor manufacturers continued to curb their capital investments in response to poor demand for personal computers and falling semiconductor prices. While the Company continued to take measures to restructure its business and cut costs under the above circumstances, net sales and profits are nonetheless expected to fall below our previously released earnings forecast. The Company therefore revises its earnings forecast as above.

* Cautionary Statement with Respect to Forward-Looking Statements

   This release contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's registration statement on Form 20-F, which is on file with the United States Securities and Exchange Commission.